Exhibit 99.1

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Early Tender Results of Debt Tender Offers

DUBLIN – Wednesday, October 7, 2020 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today the early results of the previously announced offers by AerCap Global Aviation Trust (“AGAT,” “we,” “us” and “our”), a Delaware statutory trust and wholly-owned subsidiary of the Company, for its own account and on behalf of AerCap Ireland Capital Designated Activity Company (“AICDAC” and, together with AGAT, the “Issuers”), to purchase for cash the notes listed in the table below (the “Notes”) (i) in accordance with, and in the order of, the corresponding Acceptance Priority Levels and (ii) up to an aggregate purchase price (including principal and premium, but excluding Accrued Interest (as defined below)) of $1,500,000,000 (the “Maximum Tender Cap”) and subject to possible pro rata allocation, upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below), and our election, with respect to the Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline (as defined below), to make payment for such Notes on October 8, 2020 (the “Early Settlement Date”). The offers to purchase with respect to each series of Notes are referred to herein as the “Offers” and each, an “Offer.” Each Offer is made upon the terms and subject to the conditions set forth in the offer to purchase, dated September 23, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this press release have the meanings given to them in the Offer to Purchase.

The withdrawal deadline of 5:00 P.M., New York City time, on October 6, 2020 has passed, and, accordingly, Notes validly tendered pursuant to the Offers may no longer be withdrawn, except in the limited circumstances described in the Offer to Purchase. As of 5:00 P.M., New York City time, on October 6, 2020 (the “Early Tender Deadline”), approximately $1,880,371,000 aggregate principal amount of the Notes were validly tendered and not validly withdrawn. The table below identifies the principal amount of each Series of Notes validly tendered and not validly withdrawn as of the Early Tender Deadline.

Issuers	Title of Security	Security Identifiers	Principal Amount Outstanding Prior to the Offers	Acceptance Priority Level	Principal Amount Tendered as of the Early Tender Deadline
AGAT & AICDAC	4.500% Notes due 2021*	CUSIP: 00772B AF8 / 00772B AE1 / G01080 AC7 ISIN: US00772BAF85 / US00772BAE11 / USG01080AC74	$1,100,000,000	1	$555,971,000
AGAT & AICDAC	5.000% Notes due 2021*	CUSIP: 00772B AM3 ISIN: US00772BAM37	$800,000,000	2	$513,690,000
AGAT & AICDAC	4.450% Notes due 2021*	CUSIP: 00774M AH8 ISIN: US00774MAH88	$700,000,000	3	$398,913,000
AGAT & AICDAC	3.950% Notes due 2022*	CUSIP: 00772B AR2 ISIN: US00772BAR24	$1,000,000,000	4	$411,797,000

*  Admitted to trading on the Irish Stock Exchange plc, trading as Euronext Dublin.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Our obligation to accept for purchase, and to pay for, Notes that are validly tendered and not validly withdrawn pursuant to each Offer, up to the Maximum Tender Cap, is conditioned on the satisfaction or waiver by us of a number of conditions set forth in the Offer to Purchase.

The applicable Total Consideration for each $1,000 in principal amount of Notes validly tendered and not validly withdrawn before the Early Tender Deadline and accepted for purchase pursuant to the Offers will be determined by reference to a fixed spread specified for each Series of Notes over the yield based on the bid price of the applicable Reference Security, as fully described in the Offer to Purchase. The consideration will be calculated by the Dealer Managers (as defined below) at 10:00 A.M., New York City time, today, October 7, 2020. In addition to the applicable Total Consideration, accrued and unpaid interest from the last interest payment date up to, but not including, the applicable Settlement Date will be paid in cash on all validly tendered Notes accepted for purchase in the Offers (the “Accrued Interest”). The Total Consideration, plus Accrued Interest, for Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase will be paid by us in same-day funds on the Early Settlement Date.

The Offers will expire at 11:59 P.M., New York City time, on October 21, 2020 (as the same may be extended with respect to any Offer, the “Expiration Date”). Any Notes not accepted for purchase will be returned promptly to the tendering Holders (or, in the case of Notes tendered by book-entry transfer, such Notes will be promptly credited to the account maintained at The Depository Trust Company from which such Notes were delivered) and otherwise returned in accordance with the Tender Offer Documents.

We expressly continue to reserve the right, in our sole discretion, to further amend, extend or, upon failure of any condition described in the Offer to Purchase to be satisfied or waived, to terminate any of the Offers, including the right to further amend or eliminate the Maximum Tender Cap, at any time at or prior to the Expiration Date.

Barclays Capital Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are serving as the Lead Dealer Managers, and BofA Securities, Inc., HSBC Securities (USA) Inc., RBC Capital Markets, LLC and SG Americas Securities, LLC are serving as Co-Dealer Managers, in connection with the Offers (collectively, the “Dealer Managers”). Questions regarding terms and conditions of the Offers should be directed to Barclays Capital Inc. by calling toll free at 800-438-3242 or collect at 212-528-7581, to Deutsche Bank Securities Inc. by calling toll free at 866-627-0391 or collect at 212-250-2955 or to Morgan Stanley & Co. LLC by calling toll free at 800-624-1808 or collect at 212-761-1057.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Global Bondholder Services Corporation was appointed as information agent and tender agent in connection with the Offers.  Questions or requests for assistance in connection with the Offers or the delivery of tender instructions, or for additional copies of the Tender Offer Documents, may be directed to Global Bondholder Services Corporation by calling collect at 212-430-3774 (for banks and brokers) or toll free at 866-807-2200 (for all others) or via e-mail at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can also be accessed at the following website: http://www.gbsc-usa.com/aercap/.

None of AGAT, the Company, the Dealer Managers, Global Bondholder Services Corporation, the trustee under the indenture governing the Notes or any of their respective affiliates is making any recommendation as to whether Holders should tender any Notes in response to the Offers. Holders must make their own decision as to whether to tender any of their Notes and, if so, the principal amounts of Notes to tender.

This press release is for informational purposes only and is not an offer to purchase or sell or a solicitation of an offer to purchase or sell with respect to any securities. Neither this press release nor the Offer to Purchase, or the electronic transmission thereof, constitutes an offer to purchase or sell or a solicitation of an offer to purchase or sell with respect to any securities, as applicable, in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities laws or otherwise. The distribution of this press release in certain jurisdictions may be restricted by law.  In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by the Dealer Managers or such affiliate, as the case may be, on behalf of AGAT in such jurisdiction.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

About AerCap

AerCap is the global leader in aircraft leasing with one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors, including the impacts of, and associated responses to, the Covid-19 pandemic, that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland